EXHIBIT 99.1

Lombard Medical Receives Regulatory Approval in Japan for AorFlex(TM) Endovascular Stent Graft Delivery System

Experienced Japanese Distributor, Medico's Hirata, to Launch Device in Q2

Japan is Second Largest, Standalone Endovascular Aneurysm Repair Market

IRVINE, Calif., March 13, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it has received approval for the AorFlex™ delivery system from the Japanese Ministry of Health, Labour and Welfare. Commercial sales will follow reimbursement approval, which the Company anticipates receiving in April, and the Company will receive and ship a significant stocking order in advance of the commercial launch. The Aorfix endovascular stent graft with the AorFlex delivery system will be distributed by the Company's exclusive partner in Japan, Medico's Hirata Inc., one of Japan's leading suppliers of vascular products with proven expertise in building significant market share for AAA stent grafts. Japan is the world's second largest, standalone EVAR market.

Aorfix is the first and only endovascular stent graft approved in Japan to treat AAAs in patients with aortic neck angulations up to 90 degrees, commonly considered to be challenging cases. Aorfix is also currently approved to treat patients with neck angles up to 90 degrees in the U.S. and Europe.

Lombard Medical CEO Simon Hubbert commented, "The Medico's Hirata established sales force has made a great start since launching Aorfix in September 2014. Introducing the more advanced AorFlex delivery system with hydrophilic coating puts the Japanese Aorfix system in line with the other global regions and will create an even more compelling proposition and help continue the fantastic momentum we have already shown in Japan."

The EVAR market in Japan is estimated at $150 million, or 10 percent, of the global market in 2014, and has been growing at an average rate of 18 percent over the last five years. In Japan, there are approximately 400 physicians at 200 clinics performing EVAR and it is estimated that approximately 55 percent of Japanese AAA patients are treated using this method.1

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year over 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Medico's Hirata

Founded in 1918 and headquartered in Osaka, Medico's Hirata Inc. is a leading supplier and developer of medical device products for the Japanese healthcare industry. With more than 100 devices approved, the Company has built up extensive industry experience and a thorough understanding of the regulatory landscape in Japan. In 2006 the Company received regulatory approval to launch aortic stent grafts for the treatment of abdominal aortic aneurysms ("AAAs"), complementing its broad portfolio of minimally invasive, innovative devices in the field of vascular intervention.

Further background on the Company can be found at http://www.medicos-hirata.co.jp/english/.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine-based medical device company focused on device solutions for the $1.8 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. For more information, please visit www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

1 Medtech Ventures: Aortic Intervention Market (2014)

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764

Pure Communications Matthew H. Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000